United States securities and exchange commission logo





                              March 14, 2023

       Stephen Christoffersen
       Chief Executive Officer
       Western Acquisition Ventures Corp.
       42 Broadway, 12th Floor
       New York, NY 10004

                                                        Re: Western Acquisition
Ventures Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 13,
2023
                                                            File No. 333-269724

       Dear Stephen Christoffersen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 44

   1. Please revise your disclosures in this section to clarify the number of shares that have been or will be redeemed and
payments to redeeming stockholders assuming No Redemptions
                                                        (Scenario 1) and
assuming Maximum Redemptions (Scenario 2). In this respect, we note from your Transaction
Accounting Adjustments that Scenario 1 reflects the redemption of
                                                        10,729,779 shares
($109,436,587) of WAV Common Stock and, Scenario 2 assumes the same facts, but also
reflects the assumption that the maximum number of 470,221 shares of WAV Common Stock are
redeemed for cash by WAV stockholders. In addition, revise
                                                        your disclosures in
this section to indicate that there was approximately $7.9 million in the
                                                        Trust Account as of as
of February 4, 2023. Further, consider revising the pro forma
 Stephen Christoffersen
FirstName  LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany
March      NameWestern Acquisition Ventures Corp.
       14, 2023
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         information to add a separate column to reflect the 2023 redemption of $109 million since that amount is no longer a part of the business combination decision. Alternatively, a footnote can be added to present this redemption in a condensed pro forma balance sheet format and the pro forma information presentation can start with pro forma GSD post redemption.
2. Please revise to include the appropriate numerical references to your footnotes. As example, your disclosures should clarify whether "The Sellers(3)" in your table is referencing your footnote that states "Includes 1,419,870 warrants, 679,026 stock options, and 1,376,322 preferred stock."
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 52

3. Please provide the appropriate numerical references to your footnotes. We may have additional comments once you update your disclosures.
4. Your disclosures state "Scenario 2 assumes the same facts as described in Items A through
         F above, but also reflects the assumption that the maximum number of 70,221 shares of
         WAV Common Stock are redeemed for cash by WAV stockholders and the 300,000 shares subject to the Forward Purchase Agreement of WAV Common Stock remain outstanding." Please revise your disclosures, if true, to indicate that Scenario 2 reflects the assumption that the maximum number of 470,221 shares of WAV Common Stock are redeemed for cash by WAV stockholders.
5.       Your adjustment states "Reflects the settlement of approximately
$3,000,000 of WAV   s
         (or Cycurion   s) transaction costs through the issuance of 281,175
shares of common stock
         and cash payments of $711,062, related to the Business Combination." Please revise your disclosures to clarify the nature of your transaction costs. Explain whether the amended fee arrangement with A.G.P whereby it will be paid 250,000 shares of common stock is included in this adjustment.
6. We note your adjustments to reflect the bridge financing debt converted to 1,636,533 shares of preferred stock, resulting from the Business Combination; the preferred stock exchangeable for the equivalent of 1,376,322 shares of common stock and; the proceeds from the Merger Financing (PIPE), including equity financing of 892,570 shares of WAV
         Preferred Stock. Please describe the rights, preferences, and privileges of your newly issued Preferred Stock. Provide us with an analysis and explain how you determined that the preferred stock should be classified with permanent equity in your unaudited pro forma condensed combined balance sheet.
7. We note your adjustment that reflects the elimination of the historical accumulated deficit
         of WAV, the accounting acquiree, into Cycurion   s additional paid-in
capital upon the
         consummation of the Business Combination. Please revise your disclosures to also indicate that this adjustment reflects the elimination of 100% of the issued and outstanding
 Stephen Christoffersen
Western Acquisition Ventures Corp.
March 14, 2023
Page 3
         common stock held by Cycurion   s shareholders. Alternatively, tell us
your consideration
         of combining adjustments B and E since the debits and credits in each individual adjustment do not appear to reconcile, but appear to reconcile when combined with each other.
Cautionary Note Regarding Forward-Looking Statements, page 67

8. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 in connection with your disclosures.
         Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination. Special Meeting of Western Stockholders
Abstentions and Broker Non-Votes, page 71

9.       Please revise your disclosure to address the impact of a    Withhold
 vote for the Directors
         Proposal, as    Against    votes do not apply in the context of a
plurality voting standard.
Proposal 1 - The Business Combination Proposal
Opinion of the Western Financial Advisor, page 79

10. Please tell us why you reference the Petra Board when it appears that the fairness opinion is addressed to the board of Western Acquisition Ventures Corp. Related Agreements, page 79

11. Please disclose the exceptions to the lock-up agreements. Director Independence, page 114

12. We note that Mr. Okunabi is not included in the list of independent directors under
         Nasdaq Listing Rules but later he is listed as an independent director on the Audit
         Committee and Nominating Committee. Please revise your disclosures for consistency.
Our Business, page 123

13.      Please clarify your statement that your    growth engine is driven by
organic business
         solutions" to provide further context.
Acquisition of Technology, page 126

14.    You indicate that the AI underpinning the MDP platform    learns
through a
FirstName LastNameStephen Christoffersen
       crowdsourcing process. Please describe this process with specificity and explain the risks
Comapany   NameWestern
       associated          Acquisition and
                  with crowdsourcing   Ventures Corp. mitigates these risks.
                                           how Cycurion
March 14, 2023 Page 3
FirstName LastName
 Stephen Christoffersen
FirstName  LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany
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       14, 2023
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Legal Proceedings, page 126

15. Please reconcile your disclosures in this section with your disclosures on page F-55 that indicate on April 20, 2022, the Company settled litigation with the former sellers of
         Cloudburst for $200,000 in exchange for their tendering to the Company for cancellation
         (i) the $900,000 promissory notes and (ii) 186,048 shares of common stock that the
         Company had issued to them in connection with their selling Cloudburst to the Company in April 2019.
SLG Assignment Agreement, page 126

16. Please file the SLG Acquisition Agreement of May 2021 as an exhibit or explain why it should not be filed.
Executive Officer and Director Compensation of Cycurion, page 133

17. Please update your executive compensation disclosure to include the fiscal year ended
         December 31, 2022.

Summary Compensation Table, page 133

18. Please describe the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o) of
         Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cycurion
Our Business, page 136

19. We note from your disclosures beginning on page D-11 that various metrics were used to project revenues and cost of sales for each business segment. If these metrics are used by management to manage the business, and promote an understanding of the company's operating performance, they should be identified as key performance indicators and discussed pursuant to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release
         No. 33-8350. Please tell us your consideration of disclosing these metrics, or other key performance indicators used.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cycurion
Acquisition of Technology, page 138

20. You state that you plan to integrate Sabres SaaS platforms into your existing service offerings. Please update your disclosure concerning the Sabres SaaS Asset Purchase, which closed on September 30, 2021, to indicate the status of the integration into your
 Stephen Christoffersen
FirstName  LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany
March      NameWestern Acquisition Ventures Corp.
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         Managed Security Services Practice.
Liquidity and Capital Resources, page 145

21. Please revise your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity and cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.
Critical accounting policies and significant judgments and estimates, page 148

22. Please revise your disclosures to include a critical accounting policy to discuss the estimates and assumptions associated with goodwill. Tell us how you considered the qualitative factors outlines in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Also, tell us whether any of your reporting units are at risk of failing a quantitative analysis and if true, revise your critical accounting policies to disclose:

                The percentage by which fair value exceeded carrying value as of the date of the most recent test;
                the amount of goodwill allocated to the reporting unit;
                A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and
                A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions

         If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose such determination. We refer to Item 303(a)(3)(ii)
         of Regulation S-K and Section V of SEC Release 33-8350
Western Acquisition Ventures Corp.
Subsequent Events, page F-32

23. There appear to be material subsequent events that are not disclosed in your unaudited financial statements for the nine months ended September 30, 2022. For instance, your disclosures in this section do not discuss the 10,729,779 Public Shares that were redeemed in exchange for $109,436,586 or changes to the Business Combination Marketing
         Agreement with A.G.P. Please advise.
Cycurion, Inc.
Consolidated Balance Sheet, page F-35

24. When the caption "Commitments and Contingent Liabilities" is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-) since the
 Stephen Christoffersen
FirstName  LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany
March      NameWestern Acquisition Ventures Corp.
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         dash might be interpreted to mean that there are neither commitments nor contingent liabilities.
Consolidated Financial Statements
Note 1 - Organization and Description of the Business, page F-39

25.      We note your Summary of Revenues and Direct Expenses by Business
Segment
         beginning on page D-20. Please tell us how you considered the guidance in ASC 280-10-
         50.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-41

26. You disclose that management has determined that its services represent a single performance obligation that is delivered over time. Please help us understand the nature of the services transferred in these contracts and provide us with your analysis regarding how you determined that the services in these contracts should be combined. We refer you to ASC 606-10-25-19 through 22.
27. Please clarify your disclosures that indicate typically, the performance obligations in the contract are the delivery of service hours. Tell us whether there are instances where performance obligations in the contract are not the delivery of service hours.
28. Please clarify your disclosures on page 146 that indicate you receive payment upon reaching milestones.
29. Please clarify your disclosures on page 146 that state "We are not able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts. Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred."
30. Your disclosures on page D-9 state "The Managed Solutions business represents managed
         IT services and offers network services solutions to support its managed IT and other
         customers. The Company   s managed IT business is subscription-based,
and the fees
         charged vary depending on their customer   s requirements. Network
services is project-
         based." Please explain how you recognize the subscription-based and project-based revenues.
31. Your disclosures on page D-9 state "The MSSP business, like Managed Solutions, is subscription based. The key difference is that the MSSP business segment relates to cybersecurity, and this is also known as a SOC-as-a-Service." Please explain how you recognize SOC-as-a-Service revenues.
Note 4 - Refundable Deposit for Acquisition, page F-44

32.      We note that as of September 30, 2022 and December 31, 2021, the balance was
 Stephen Christoffersen
FirstName  LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany
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         comprised of $561,808 in cash advances and loans to SLG, $20,000 of related due diligence costs, and $1,418,192 in accounts receivables owed to the Company by
         SLG. Explain the terms and conditions associated with the refundable deposit. Tell us how you assessed the collectability of the refundable deposit. Clarify your disclosures on page 123 that indicate you currently expect to close the transactions contemplated by it during the first calendar quarter of 2022.
Note 5 - Fixed Assets, page F-45

33. We note that a significant portion of your services and operations rely on software that is licensed from third-party vendors. We also note that in September 2021, Cycurion purchased the assets of Sabres, including its MDP SaaS platform. Please explain the accounting guidance you are relying upon to account for the acquired software. Revise to disclose the weighted average amortization period for the software. Explain how the software amortization is being presented in your Consolidated Statements of
         Income/(Loss) and Comprehensive Income/(Loss). In addition, clarify your disclosures on page D-9 that indicate the Company also has a software product that is ready to be marketed.
34. Please clarify your disclosures on page F-45 that state "During the years ended
         December 31, 2021 and 2020, the Company acquired fixed assets of $2,664,996 in cash and issuance of 1,802,444 shares of common stock and $33,295, respectively." In this respect, your disclosures on page 138 state "As consideration for the acquired technology assets, we tendered 1,802,444 restricted shares of our Common Stock to
         Sabres that we valued at approximately $1,824,000." In addition, explain how you account for any contingent obligations associated with this asset acquisition.
Note 14 - Risks, page F-52

35. We note the table that sets forth information as to each customer that accounted for 10%
         or more of the Company   s revenues for each period presented. Please
tell us whether any
         customer accounts for 10% or more of the Company's accounts receivable for each period presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler,
 Stephen Christoffersen
Western Acquisition Ventures Corp.
March 14, 2023
Page 8

Staff Attorney, at (202) 551-6388 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Christoffersen
                                                           Division of
Corporation Finance
Comapany NameWestern Acquisition Ventures Corp.
                                                           Office of Technology
March 14, 2023 Page 8
cc:       J.P. Galda
FirstName LastName